CIBT EDUCATION GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2010

UNAUDITED

CONSOLIDATED BALANCE SHEETS

INTERIM CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

INTERIM CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CIBT EDUCATION GROUP INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	November 30, 2010	August 31, 2010

ASSETS

CURRENT
Cash and cash equivalents	$11,194,850	$11,511,835
Accounts receivable (Note 4)	14,370,404	11,223,894
Marketable securities	60,000	60,000
Prepaid expenses and other assets	1,031,916	1,197,086
Inventory	499,415	530,467

	27,156,585	24,523,282
DUE FROM RELATED PARTIES (Note 17)	143,721	143,721
PROPERTYAND EQUIPMENT, net (Note 6)	3,230,719	3,418,853
INTANGIBLE ASSETS (Note 7)	14,692,323	14,825,117
GOODWILL (Note 8)	10,999,696	10,999,696
DEFERRED OFFERING COSTS (Note 9)	474,265	400,252
FUTURE INCOME TAX ASSETS	1,026,715	658,417

	$57,724,024	$54,969,338

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 5)	$5,105,348	$5,007,187
Income taxes payable	514,615	522,921
Deferred educational revenue	21,226,014	17,836,047
Capital lease obligations current portion	97,801	118,098
Current portion of long-term debt (Note 10)	2,605,174	2,757,164
Due to related parties (Note 17)	79,695	118,303

	29,628,647	26,359,720

CAPITAL LEASE OBLIGATIONS	222,810	222,810

LONG-TERM DEBT (Note 10)	36,724	36,724

	29,888,181	26,619,254

NON-CONTROLLING INTERESTS	1,208,027	1,327,126

SHAREHOLDERS EQUITY

SHARE CAPITAL (Note 11)	47,709,836	47,709,836

CONTRIBUTED SURPLUS	5,264,710	5,200,036

WARRANTS	-	63,000

TREASURY SHARES HELD (Note 12)	(3,273,790)	(3,273,790)

ACCUMULATED OTHER COMPREHENSIVE LOSS	(467,194)	(471,573)

DEFICIT	(22,605,746)	(22,204,551)

	26,627,816	27,022,958

	$57,724,024	$54,969,338

Approved on behalf of the Board:

/s/ Toby Chu	/s/ Troy Rice
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME
(Unaudited)

	Three Months Ended November 30, 2010	Three Months Ended November 30, 2009

REVENUES
Educational	$12,953,892	$11,391,637
Design and advertising	399,809	294,223

	13,353,701	11,685,860

DIRECT COSTS
Educational	4,906,169	3,734,189
Design and advertising	195,017	106,233

	5,101,186	3,840,422

OTHER EXPENSES
General and administrative (Note 18)	8,488,708	6,650,077
Amortization	395,208	322,696
Stock-based compensation	1,674	102,106

	8,885,590	7,074,879

	(633,075)	770,559

INTEREST AND OTHER INCOME	21,599	3,333
FOREIGN EXCHANGE LOSS	(6,657)	(81,952)
INTEREST ON LONG-TERM DEBT	(40,657)	(13,886)
LOSS ON DISPOSAL OF ASSETS	-	(9,075)

(LOSS) INCOME BEFORE INCOME TAXES	(658,790)	668,979

INCOME TAX RECOVERY (PROVISION) (Note 14)
Current income tax provision	(91)	(89,611)
Future income tax recovery (provision)	368,298	(161,408)

	368,207	(251,019)

(LOSS) INCOME AFTER INCOME TAXES	(290,583)	417,960

NON-CONTROLLING INTERESTS	(110,612)	(227,834)

NET (LOSS) INCOME	$(401,195)	$190,126

BASIC AND DILUTED (LOSS) EARNINGS PER COMMON SHARE	$(0.01)	$0.00

COMPREHENSIVE (LOSS) INCOME

Net (loss) income	$(401,195)	$190,126
Other comprehensive loss
Realized, unrealized and translation adjustments	4,379	(60,794)

Comprehensive (loss) income	$(396,816)	$129,332

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	66,826,987	62,206,923
Diluted	66,826,987	62,660,414

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS
(Unaudited)

	Three Months Ended November 30, 2010	Three Months Ended November 30, 2009

ACCUMULATED OTHER COMPREHENSIVE LOSS

Balance, beginning of period	$(471,573)	$(440,725)
Unrealized translation adjustments	4,379	(60,794)

Balance, end of period	$(467,194)	$(501,519)

Ending balance of accumulated other comprehensive loss comprised of:

Unrealized translation adjustments	$(467,194)	$(461,945)
Change in fair value of available-for-sale financial assets	-	(39,574)

Balance, end of period	$(467,194)	$(501,519)

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY
(Unaudited)

	Share Capital					Accumulated
	Number of					Other
	Common Shares	Dollar Amount	Warrants	Contributed Surplus	Treasury Shares	Comprehensive Income	Deficit	Total Equity

Balance, August 31, 2009	64,109,297	$44,350,606	$648,600	$4,944,877	$(4,325,491)	$(440,725)	$(22,506,813)	$22,671,054

Stock-based compensation	-	-	-	232,626	-	-	-	232,626

Reclassification of agents warrants	-	-	153,675	(153,675)	-	-	-	-

Purchase of treasury shares	-	-	-	-	(29,674)	-	-	(29,674)

Treasury shares sold during the year	-	-	-	(501,267)	1,081,375	-	(280,108)	300,000

Shares issued for private placement, net of issue costs of $206,270	4,726,714	3,039,430	63,000	-	-	-	-	3,102,430

Shares issued for cash by exercise of options	390,000	319,800	-	(124,800)	-	-	-	195,000

Warrants reclassified on expiry	-	-	(802,275)	802,275	-	-	-	-

Unrealized translation adjustments	-	-	-	-	-	(70,422)	-	(70,422)

Reclassification of losses on available-for-sale financial assets to earnings	-	-	-	-	-	39,574	-	39,574

Net income for the year	-	-	-	-	-	-	582,370	582,370

Balance, August 31, 2010	69,226,011	$47,709,836	$63,000	$5,200,036	$(3,273,790)	$(471,573)	$(22,204,551)	$27,022,958

Stock-based compensation	-	-	-	1,674	-	-	-	1,674

Warrants reclassified on expiry	-	-	(63,000)	63,000	-	-	-	-

Unrealized translation adjustments	-	-	-	-	-	4,379	-	4,379

Net loss for the period	-	-	-	-	-	-	(401,195)	(401,195)

Balance, November 30, 2010	69,226,011	$47,709,836	$-	$5,264,710	$(3,273,790)	$(467,194)	$(22,605,746)	$26,627,816

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended November 30, 2010	Three Months Ended November 30, 2009

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net (loss) income	$(401,195)	$190,126
Adjusted for items not involving cash:
- amortization of property, equipment and intangible assets	395,208	322,696
- stock-based compensation	1,674	102,106
- amortization of deferred curriculum costs	-	15,142
- future income tax (recovery) provision	(368,298)	161,408
- loss on disposal of assets	-	9,075
- non-controlling interests	110,612	227,834
Net changes in non-cash working capital items (Note 19)	686,858	650,569

NET CASH FROM OPERATING ACTIVITIES	424,859	1,678,956

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchases of property and equipment	(82,359)	(263,108)
Acquisition of net assets of business entities, net of cash acquired (Note 3)	(50,000)	-
Curriculum development costs	-	(41,624)

NET CASH USED IN INVESTING ACTIVITIES	(132,359)	(304,732)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of shares	-	3,102,430
Treasury share transactions	-	(29,674)
Advances (to) from related parties	(38,608)	178,677
Non-controlling interest draws	(200,000)	(150,000)
Lease obligation repayments	(20,297)	(28,311)
Loan principal repayments	(151,990)	(91,826)
Deferred offering costs	(121,552)	-

NET CASH (USED IN) FROM FINANCING ACTIVITIES	(532,447)	2,981,296

FOREIGN EXCHANGE EFFECTS ON CASH	(77,038)	(45,029)

NET (DECREASE) INCREASE IN CASH	(316,985)	4,310,491

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	11,511,835	10,337,128

CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,194,850	$14,647,619

CASH AND CASH EQUIVALENTS:
Cash in bank	$10,200,905	$14,026,115
Term deposits	993,945	621,504

	$11,194,850	$14,647,619

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$42,391	$15,780
Income taxes paid	$91	$-

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2010

NOTE 1 NATURE OF OPERATIONS AND BASIS OF PRESENTATION

CIBT Education Group Inc. (the Company) is an educational, investment, and marketing organization headquartered in Vancouver, British Columbia, Canada.  The Companys current business operations include education and media communications.  The Company currently has four principal business units/segments, being CIBT School of Business & Technology Corp. (CIBT), Sprott-Shaw Degree College Corp. (SSDC), KGIC Language College Corp. (KGIC), and IRIX Design Group Inc. (IRIX).  The Companys education business is conducted through CIBT and its subsidiaries in Asia, and through SSDC and KGIC in Canada.  CIBTs educational operations are based in Asia, and SSDCs and KGICs educational operations are based in Canada.  The Company operates its media communications business through IRIX and its subsidiaries.  IRIX is based in Canada with representatives in Hong Kong and the United States.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These unaudited interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Companys audited consolidated financial statements for the year ended August 31, 2010.  The Companys accounting policies are in accordance with Canadian generally accepted accounting principles and are consistent with those outlined in the 2010 audited consolidated financial statements.  In managements opinion, these unaudited interim consolidated financial statements include all adjustments, consisting solely of normal recurring adjustments, necessary to present fairly such information.  The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Non-controlling interests

Non-controlling interests exist in less than wholly-owned subsidiaries and divisions of the Company and represent the outside interests share in the carrying values and operations of the subsidiaries and divisions.  As of November 30, 2010, the non-controlling interests were as follows:

Subsidiary / division	Non-controlling interest %

Beihai College	40.00%
Sprott-Shaw Degree College Corp. Surrey Campus	33.33%
Irix Design Group Inc.	49.00%

Future accounting standards

In December 2008, the CICA issued three new accounting standards:

(a) Handbook Section 1582 Business Combinations
(b) Handbook Section 1601 Consolidated Financial Statements
(c) Handbook Section 1602 Non-Controlling interest

These three new accounting standards replaced Section 1581 Business Combinations and Section 1600 Consolidated Financial Statements.  CICA Handbook Section 1582 provides the Canadian equivalent to IFRS 3 Business Combinations and CICA Handbook Sections 1601 and 1602 provide the Canadian equivalent to IAS 27 Consolidated and Separate Financial Statements. CICA Handbook Section 1582 requires additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure for the accounting of a business combination.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Entities adopting Section 1582 will also be required to adopt Sections 1601 and 1602.  Section 1602 establishes standards for accounting for a non-controlling interest and will require the non-controlling interest to be presented as part of shareholders equity on the balance sheet.  In addition, the net earnings will include 100% of the subsidiarys results and will be allocated between the controlling interest and the non-controlling interest.  These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company is in the process of evaluating the impact these standards will have on the Companys financial position and results of operations upon adoption.

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2010

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (contd)

Future accounting standards (contd)

In December 2009, the CICA issued Emerging Issues Committee Abstract (EIC) 175 Multiple Deliverable Revenue Arrangements, replacing EIC 142 Revenue Arrangements with Multiple Deliverables.  This abstract was amended to: (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with ASC 985-605 (formerly Financial Accounting Standards Board Statement of Position 97-2) Software Revenue Recognition, as amended by Accounting Standards Update 2009-14; (2) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.  The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted.  Adoption may either be on a prospective basis or by retrospective application.  The Company is in the process of evaluating the impact this standard will have on the Companys financial position and results of operations upon adoption.

NOTE 3 ACQUISITIONS

KGIC Language College Corp.

As required under the terms of the agreement for the acquisition of KGIC, the Company paid an additional $700,000 into escrow in anticipation of purchase price adjustments resulting from the finalization of certain working capital and other conditions.  During the fiscal year ended August 31, 2010, $650,000 was paid to the vendors out of the escrow amount leaving $50,000 of purchase price payable as of August 31, 2010.

The amount held in escrow (being $50,000 as of August 31, 2010) were released from escrow during the three month period ended November 30, 2010 as a result of the satisfaction of certain conditions and adjustments based on the final determination of the working capital acquired at the time of closing.

Subsequent to August 31, 2010, the parties further amended the purchase consideration whereby $700,000 of purchase price was repaid by the selling parties to the Company.  This amount was recorded as accounts receivable and reflected in the purchase price allocation as at August 31, 2010.

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2010

NOTE 4 ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at November 30, 2010 and August 31, 2010:

	November 30, 2010	August 31, 2010

Trade receivables	$14,678,376	$10,759,227
Less: allowance for bad debts	(596,929)	(451,691)
KGIC purchase price adjustment receivable	-	700,000
Other	288,957	216,358

	$14,370,404	$11,223,894

NOTE 5 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following at November 30, 2010 and August 31, 2010:

	November 30, 2010	August 31, 2010

Trade accounts payable	$2,608,504	$2,704,039
Payroll and related liabilities	1,618,328	1,579,398
Purchase price payable	386,333	436,333
Tuition fees and grants payable	-	74,017
Others	492,183	213,400

	$5,105,348	$5,007,187

NOTE 6 PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at November 30, 2010 and August 31, 2010:

	November 30, 2010	August 31, 2010

Furniture and equipment	$3,768,236	$3,725,295
Leasehold improvements	2,827,072	2,805,483
Equipment under capital lease	524,524	524,524

	7,119,832	7,055,302

Accumulated amortization - furniture and equipment	(1,903,296)	(1,795,625)
Accumulated amortization - leasehold improvements	(1,757,752)	(1,634,967)
Accumulated amortization - equipment under capital lease	(228,065)	(205,857)

	(3,889,113)	(3,636,449)

	$3,230,719	$3,418,853

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2010

NOTE 7 INTANGIBLE ASSETS

Intangible assets consisted of the following at November 30, 2010 and August 31, 2010:

	November 30, 2010
		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Beginning balance	$5,529,047	$(2,238,270)	$3,290,777

Additions during the current period	-	(129,735)	(129,735)
Foreign exchange adjustments	(5,308)	2,249	(3,059)

Ending balance	$5,523,739	$(2,365,756)	$3,157,983

Intangible assets not subject to amortization

Beginning balance			$11,534,340

Additions during the current period			-

Ending balance			$11,534,340

Total intangible assets			$14,692,323

	August 31, 2010
Amounts		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Beginning balance	$ 4,323,588	$ (1,837,909)	$ 2,485,679

Additions during the current year	1,230,000	(406,022)	823,978
Foreign exchange adjustments	(24,541)	5,661	(18,880)

Ending balance	$ 5,529,047	$ (2,238,270)	$ 3,290,777

Intangible assets not subject to amortization

Beginning balance			$ 11,924,340

Additions during the current year			1,610,000
Impairments during the current year			(2,000,000)

Ending balance			$ 11,534,340

Total intangible assets			$ 14,825,117

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2010

NOTE 7 INTANGIBLE ASSETS (contd)

	November 30, 2010
		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Agreements and contracts curriculum access	$348,333	$(221,797)	$126,536
Internally developed curriculum acquired	2,912,000	(456,600)	2,455,400
Foreign university cooperative agreements and others	2,263,406	(1,687,359)	576,047

	$5,523,739	$(2,365,756)	$3,157,983

Intangible assets not subject to amortization

Accreditations and registrations			$2,706,000
Brand and trade names			4,886,000
Chinese university agreements and contracts			3,942,340

			$11,534,340

Total intangible assets			$14,692,323

	August 31, 2010
Amounts		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Agreements and contracts curriculum access	$348,333	$(203,813)	$144,520
Internally developed curriculum acquired	2,912,000	(400,800)	2,511,200
Foreign university cooperative agreements and others	2,268,714	(1,633,657)	635,057

	$5,529,047	$(2,238,270)	$3,290,777

Intangible assets not subject to amortization

Accreditations and registrations			$2,706,000
Brand and trade names			4,886,000
Chinese university agreements and contracts			3,942,340

			$11,534,340

Total intangible assets			$14,825,117

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2010

NOTE 8 GOODWILL

Goodwill consisted of the following at November 30, 2010 and August 31, 2010:

	November 30, 2010	August 31, 2010

Beginning balance	$10,999,696	$7,010,875
Additions during the current period	-	3,988,821

Ending balance	$10,999,696	$10,999,696

The purchase price allocation used to determine the additions in fiscal 2010 for the acquisition of KGIC is preliminary and will be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values and costs made at the date of purchase.

NOTE 9 DEFERRED OFFERING COSTS

In connection with the Companys planned financing to raise US$15,000,000 from accredited and institutional investors by way of a registered offering of common shares of the Company as announced on November 18, 2009, the Company filed a prospectus with the Securities and Exchange Commission on July 15, 2010 in accordance with U.S. securities laws.  Direct costs totalling $600,252 were incurred in connection with the preparation and filing of the prospectus.  On September 20, 2010, as a result of market conditions at the time, the Company withdrew the prospectus.  The Company plans to re-file the prospectus, however, as a result of the delay and the need to update the prospectus on re-filing, the Company expensed $200,000 of the deferred offering costs, leaving a balance of $400,252 as at August 31, 2010.

Deferred offering costs consisted of the following at November 30, 2010 and August 31, 2010:

	November 30, 2010	August 31, 2010

Beginning balance	$400,252	$-
Additions during the current period	74,013	600,252
Expensed during the current period	-	(200,000)

Ending balance	$474,265	$400,252

NOTE 10 LONG-TERM DEBT

The carrying value of debt in SSDC is as follows:

Demand term instalment loan, payable in monthly instalments of $50,000 plus interest at the prime rate plus 2%	$2,600,000

Promissory note payable at $460 per month including interest at 8.5% per annum, unsecured, due October 2013	38,453

Promissory note payable at $505 per month including interest at 8% per annum, unsecured, due June 2011	3,445

2,641,898
Less: current portion	(2,605,174)

Balance at November 30, 2010	$36,724

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2010

NOTE 11 SHARE CAPITAL

Authorized shares

Authorized share capital consists of 150,000,000 common shares without par value.

Share purchase warrants

The Company has no share purchase warrants outstanding at November 30, 2010.

The Companys share purchase warrant activity is summarized as follows:

	Number of Warrants	Weighted Average Exercise Price ($)	Weighted Average Remaining Life

Balance, August 31, 2009	5,211,919	1.43	0.38 years

- warrants issued	210,000	0.70
- warrants expired	(5,211,919)	1.62

Balance, August 31, 2010	210,000	0.70	0.18 years

- warrants expired	(210,000)	0.70

Balance, November 30, 2010	-	-

Stock options

The Company has stock options outstanding to certain employees, officers and directors providing the right to purchase up to 3,925,000 shares at prices ranging from $0.51 per share to $2.00 per share exercisable for periods ending from February 19, 2011 to October 13, 2013.

The Company has in place a rolling stock option plan (the Plan) whereby a maximum of 10% of the issued and outstanding shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options.  The material terms of the Plan are as follows:

●	The term of any options granted under the Plan is fixed by the board of directors at the time the options are granted, to a maximum term of five years.
●
The exercise price of any options granted under the Plan is determined by the board of directors, but shall not be less than the last closing price on the TSX Venture Exchange of the Companys common shares preceding the grant of such options, less any permitted discount.

●
Unless otherwise imposed by the board of directors, no vesting requirement applies to options granted under the Plan but a four month hold period, commencing from the date of grant of an option, applies to all shares issued upon exercise of an option.

●	All options granted under the Plan are non-assignable and non-transferable.
●
If an option holder ceases to hold a position with the Company in which the option holder would be eligible to be granted an option (other then by reason of death), then the option granted shall expire on the 30th day following the date that the option holder ceases to hold any such position.

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2010

NOTE 11 SHARE CAPITAL (contd)

Stock options (contd)

The Companys stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price ($)	Weighted Average Remaining Life

Balance, August 31, 2009	4,250,000	1.17	1.87 years

- options granted during the year	130,000	0.72
- options expired during the year	(25,000)	0.50
- options exercised during the year	(390,000)	0.50

Balance, August 31, 2010	3,965,000	1.22	1.10 years

- options granted during the period	100,000	0.54
- options expired during the period	(140,000)	1.64

Balance, November 30, 2010	3,925,000	1.19	0.90 years

Details of options outstanding as at November 30, 2010 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life

1,325,000	$0.58	February 19, 2011	0.22 years
100,000	$1.70	March 19, 2011	0.30 years
680,000	$2.00	March 19, 2011	0.30 years
200,000	$0.51	January 21, 2012	1.14 years
1,400,000	$1.53	June 21, 2012	1.56 years
70,000	$0.80	May 2, 2013	2.42 years
50,000	$0.60	August 8, 2013	2.69 years
100,000	$0.54	October 13, 2013	2.87 years

3,925,000	$1.19 Average Price
	3,825,000 options outstanding were exercisable as at November 30, 2010

Stock-based compensation

On May 3, 2010, 80,000 stock options were granted to employees, officers and directors of the Company at a price of $0.80 per share, vested and exercisable immediately.  The fair value of these options at the date of grant totalling $32,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected life of three years; risk-free interest rate of 2.39%; expected dividend yield of 0% and an expected volatility of 75.5%.  The estimated fair value of options granted to employees, officers and directors is recorded on the grant date.  On August 9, 2010, 50,000 stock options were granted to employees, officers and directors of the Company at a price of $0.60 per share, vested and exercisable immediately.  The fair value of these options at the date of grant totalling $15,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected life of three years; risk-free interest rate of 1.65%; expected dividend yield of 0% and an expected volatility of 75.1%.  The estimated fair value of options granted to employees, officers and directors is recorded on the grant date.  On October 14, 2010, 100,000 stock options were granted to an officer of the Company at a price of $0.54 per share, vesting at a rate of 20% at the end of each of 12, 15, 18, 21 and 24 months from the date of grant.  The fair value of these options at the date of grant totalling $26,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected life of three years; risk-free interest rate of 1.56%; expected dividend yield of 0% and an expected volatility of 74.8%.  The estimated fair value of these options will be recorded over the vesting period of which $1,674 has been recorded to November 30, 2010.  The weighted average fair value price of the stock options on the date of grant is $0.26 per share.

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2010

NOTE 12 TREASURY SHARES

In accordance with TSX Exchange approval and the provisions of a normal course issuer bid, the Company from time to time acquires its own common shares into treasury.  As at November 30, 2010, 2,399,024 common shares with an accumulated cost of $3,273,790 have been recorded as treasury shares held.

By agreement dated October 1, 2009, effective October 1, 2009 and December 31, 2009 respectively, the Company sold 592,104 and 197,368 treasury shares acquired through the provisions of the Companys normal course issuer bid to the CEO of the Company at $0.38 per share (October 1, 2009 market price) in consideration for the settlement of a total of $300,000 owing to the CEO.  These treasury shares had an average cost to the Company of approximately $1.37 per share.  The excess of the cost of these treasury shares over the proceeds received was $781,375 of which $501,267 was charged to contributed surplus on elimination of previously recorded treasury share transaction gains and the residual $280,108 was charged to deficit during the fiscal year ended August 31, 2010.

Details of changes in the Companys treasury shares balance are as follows:

	Number	Value

Balance, August 31, 2009	3,146,496	$4,325,491

Purchases of treasury shares	42,000	29,674
Carrying value of treasury shares sold during the year	(789,472)	(1,081,375)

Balance, August 31, 2010 and November 30, 2010	2,399,024	$3,273,790

NOTE 13 FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term nature of these instruments.  The fair value of the Companys marketable securities is based on quoted prices in an active market, a Level 1 valuation methodology.  The fair value of long term debt approximates book value since the interest rate is based on a floating rate.  It is impractical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract.

NOTE 14 INCOME TAXES

The Companys operations are subject to income taxes primarily in Canada and China.  The applicable statutory income tax rate in China is 25 % and the statutory rate applicable to the Company in Canada is 29.00% (2009 30.17%).  Income tax provision (recovery) in these consolidated financial statements relates to CIBTs domestic operations in China and to SSDCs domestic operations in Canada.

 CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2010

NOTE 15 RISK MANAGEMENT

The Company is engaged primarily in operations in the Peoples Republic of China (PRC) and accordingly is exposed to political and economic risks associated with investing in the PRC as well as related industry risks.  The Company manages all risk issues directly.  The Company is engaged primarily in service related industries and manages related industry risk issues directly.  The Company generates revenues from multiple sources and from a broad customer/client base and accordingly is not exposed to significant credit concentration risk.  The Company is not exposed to significant interest rate risk.

The Company conducts business in Canada, the United States, China and Hong Kong giving rise to significant exposure to market risks from changes in foreign currency rates.  The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, the Company does not use derivative instruments or other measures to reduce its exposure to foreign currency risk.  In addition, the Company is exposed to Chinese currency fluctuations and restrictions on Chinese currency exchange, which may affect the Companys ability to repatriate profits from China.

Exchange rate risk

The Company operates in Canada and China, and through its subsidiaries in China the Company generates revenues in Chinese RMB and incurs operating costs which are payable in Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates.  A strengthening of 5% of the Canadian dollar against the Chinese RMB would result in an approximate decrease in net income of $166,000.  For a weakening of 5% of the Canadian dollar against the Chinese RMB would be an equal and opposite impact on net income.

Credit risk

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.  Cash is on deposit at major financial institutions.  Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.  Accounts receivable as at November 30, 2010 is reported net of allowance for bad debts of $596,929 (August 31, 2010 $451,691).  The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term instalment loan.  A one point increase in the prime rate of interest would add approximately $30,000 of interest cost per annum to the demand term instalment loan.

Liquidity risk

The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business.  The Company manages its liquidity risk by monitoring its operating requirements and using its demand operating credit facility to ensure financial resources are available.  Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations.

The following table summarizes the obligations of the Companys financial liabilities and operating commitments as at November 30, 2010:

	Less than 1 year	1 - 3 years	4 - 5 years	Greater than 5 years	Total

Accounts payable and accrued liabilities	$5,105,348	$-	$-	$-	$5,105,348
Income taxes payable	514,615	-	-	-	514,615
Capital leases	97,801	222,810	-	-	320,611
Long-term debt	2,605,174	36,724	-	-	2,641,898
Operating leases	4,399,895	6,021,036	974,830	-	11,395,761

	$12,722,833	$6,280,570	$974,830	$-	$19,978,233

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2010

NOTE 16 CAPITAL DISCLOSURES

The Companys objectives in managing capital are to ensure sufficient liquidity to conduct its strategy of organic growth in conjunction with strategic acquisitions, and to utilize capital to provide an appropriate return on investment to its shareholders.  The Companys overall capital strategy remains unchanged from the prior periods.

The capital structure of the Company consists of shareholders equity ($26,627,816) and long-term debt ($2,641,898).  The Company manages and adjusts its capital structure in light of economic conditions and the risk characteristics of the underlying assets.  The Company monitors its capital using various financial ratios and non-financial performance indicators.  The Companys primary uses of capital are to finance working capital requirements, capital expenditures and acquisitions.  The Company must comply, and is currently in compliance, with certain financial ratio requirements in connection with the long-term debt.

NOTE 17 RELATED PARTY TRANSACTIONS

As at November 30, 2010, a balance of $79,695 (August 31, 2010 $118,303) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company.  The $79,695 balance is comprised of $11,553 due to officers of the Company and $68,142 due to the President of IRIX.  Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.  Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at November 30, 2010, a balance of $143,721 (August 31, 2010 $143,721) was owing from the President of SSDC.

During the period ended November 30, 2010, the Company and its subsidiaries incurred $391,500 (2009 $254,470) for management fees and salaries paid to certain directors and officers employed by the Company and its subsidiaries.

NOTE 18 GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	Three Months Ended November 30, 2010	Three Months Ended November 30, 2009

Advertising	$2,479,200	$1,684,033
Bank charges and interest	90,203	55,846
Consulting and management fees	461,224	294,547
Investor relations	62,283	17,658
Office and general	877,304	790,957
Professional fees	272,653	631,184
Rent	1,524,066	725,950
Salaries and benefits	2,612,186	2,380,733
Travel and promotion	109,589	69,169

	$8,488,708	$6,650,077

NOTE 19 NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS

Net changes in non-cash working capital items are comprised of the following:

	Three Months Ended November 30, 2010	Three Months Ended November 30, 2009

Accounts receivable	$(3,158,817)	$(2,500,581)
Prepaid expenses and other assets	209,492	(422,351)
Inventory	31,052	(132,618)
Accounts payable and accrued liabilities	202,136	280,379
Income taxes payable	(1,981)	96,661
Deferred revenues and fees	3,404,976	3,329,079

	$686,858	$650,569

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2010

NOTE 20 SEGMENTED INFORMATION

The Companys primary industry and geographic segments are in China where CIBT operates technical and career training schools, and in Canada where SSDC and KGIC operates technical and career training schools and IRIX conducts web design and advertising services.  The Companys corporate operations are also in Canada.  Transactions between CIBT, SSDC, KGIC, IRIX and the Company (Corporate) are reported as inter-segment transactions, and are eliminated on consolidation.  Inter-segment transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Industry and Geographic Segments	Three Months Ended November 30, 2010
	CIBT (China)	SSDC (Canada)	KGIC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$1,316,890	$7,231,115	$4,405,887	$-	$-	$12,953,892
Design and advertising	-	-	-	399,809	-	399,809

	$1,316,890	$7,231,115	$4,405,887	$399,809	$-	$13,353,701

Revenues, net of direct costs	$685,020	$4,665,094	$2,697,609	$204,792	$-	$8,252,515
Other expenses and items:
General and administrative	(795,798)	(3,852,717)	(2,781,292)	(204,691)	(854,210)	(8,488,708)
Amortization	(105,610)	(196,958)	(71,117)	(6,191)	(15,332)	(395,208)
Stock-based compensation	-	-	-	-	(1,674)	(1,674)
Interest and other income	21,598	-	-	1	-	21,599
Foreign exchange gain (loss)	1,338	-	-	(4,396)	(3,599)	(6,657)
Interest on long-term debt	-	(40,657)	-	-	-	(40,657)
Loss on disposal of assets	-	-	-	-	-	-
Income tax recovery, net	1,139	367,068	-	-	-	368,207
Non-controlling interests	(15,268)	(95,344)	-	-	-	(110,612)
Inter-segment transactions	-	(588,164)	(130,559)	7,734	710,989	-

Net (loss) income	$(207,581)	$258,322	$(285,359)	$(2,751)	$(163,826)	$(401,195)

Total assets	$13,979,140	$30,504,839	$9,943,127	$294,713	$3,002,205	$57,724,024

Property and equipment	$724,875	$2,079,073	$344,060	$77,667	$5,044	$3,230,719

Intangible assets	$4,226,858	$7,639,900	$2,700,000	$-	$125,565	$14,692,323

Goodwill	$2,287,905	$5,169,303	$3,542,488	$-	$-	$10,999,696

Non-controlling interests	$574,435	$633,592	$-	$-	$-	$1,208,027

Capital expenditures	$5,213	$42,127	$32,928	$2,091	$-	$82,359

CIBT EDUCATION GROUP INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2010

NOTE 20 SEGMENTED INFORMATION (contd)

Industry and Geographic Segments	Three Months Ended November 30, 2009
	CIBT (China)	SSDC (Canada)	KGIC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$2,313,891	$9,077,746	$-	$-	$-	$11,391,637
Design and advertising	-	-	-	294,223	-	294,223

	$2,313,891	$9,077,746	$-	$294,223	$-	$11,685,860

Revenues, net of direct costs	$1,274,908	$6,382,540	$-	$187,990	$-	$7,845,438
Other expenses and items:
General and administrative	(1,069,852)	(4,347,525)	-	(191,450)	(1,041,250)	(6,650,077)
Amortization	(121,411)	(179,107)	-	(6,780)	(15,398)	(322,696)
Stock-based compensation	-	-	-	-	(102,106)	(102,106)
Interest and other income	3,210	-	-	123	-	3,333
Foreign exchange loss	(80,203)	-	-	(1,039)	(710)	(81,952)
Interest on long-term debt	-	(13,886)	-	-	-	(13,886)
Loss on disposal of assets	-	(9,075)	-	-	-	(9,075)
Income tax provision, net	(32,819)	(218,200)	-	-	-	(251,019)
Non-controlling interests	(68,234)	(159,600)	-	-	-	(227,834)
Inter-segment transactions	-	(921,038)	-	6,423	914,615	-

Net income (loss)	$(94,401)	$534,109	$-	$(4,733)	$(244,849)	$190,126

Total assets	$18,088,040	$32,162,812	$-	$269,034	$4,056,353	$54,576,239

Property and equipment	$1,194,914	$2,426,228	$-	$94,395	$6,306	$3,721,843

Intangible assets	$6,291,018	$7,835,020	$-	$-	$185,829	$14,311,867

Goodwill	$2,287,905	$4,722,970	$-	$-	$-	$7,010,875

Non-controlling interests	$798,219	$459,343	$-	$-	$-	$1,257,562

Capital expenditures	$78,075	$185,033	$-	$-	$-	$263,108